SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 FOR APRIL 24, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                                             Exhibit Index



Exhibit No.                         Description

99.1                                Press Release Dated April 24, 2003
                                    with US Dollar comparative

99.2                                Press Release Dated April 24, 2003


ALLIED DOMECQ 2003 INTERIM RESULTS - WITH US DOLLAR COMPARATIVE

DELIVERING STRONG BRAND GROWTH

Bristol, UK - April 24, 2003 - Allied Domecq PLC ("Allied Domecq") (NYSE: AED), a leading international spirits, wine and quick service restaurant business, today announced its interim results for the six months ended February 28, 2003.

FINANCIAL HIGHLIGHTS


                                                                                                      Growth
                                                                                                          at
                                                                              As         Reported   constant
                                                                        reported           growth   exchange
                                             2003*            2003          2002                %          %

- Turnover                                 $2,835m       GBP1,794m     GBP1,704m                5         13
- Trading Profit                             $504m         GBP319m       GBP313m                2          7
- Profit before tax                          $404m         GBP256m       GBP251m                2          9
- Normalized earnings per share                              17.4p         17.2p                1          9
- Dividend                                                    5.3p          4.9p                8          8
- Marketing investments behind Spirits       $360m         GBP228m       GBP204m               12         18
   & Wine
- Spirits & Wine volumes (9L cases)                       GBP35.8m      GBP30.8m               16         16
- Net cash flow from operating activities    $503m         GBP318m       GBP267m               19         19




Profits and normalized earnings are stated before goodwill and exceptional items unless otherwise stated. The pre-tax benefit of the Mexican excise rebate for the six months to February 28, 2003 was GBP28m and has been treated as an exceptional item. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2003: GBP24m; 2002: GBP115m).


OPERATIONAL HIGHLIGHTS

- Significant brand growth from increased participation in key growing categories including vodka, rum, cream liqueurs and premium wine
- Seven of eight existing core brands recorded increases in net turnover, with Tia Maria and Sauza recording increases in net turnover of 34% and 32% respectively
- Malibu performing ahead of expectations
- Innovation behind the core brands supporting growth
- Premium wines capitalizing upon existing global distribution network and on target to meet investment returns
- Continued strong performance from QSR driven by growth in same store sales and contribution from new stores
- Excellent cash generation



*Dollar Conversion for readers' convenience only at February 28, 2003 rate of GBP 1 = $1.58

Contact:

Peter Durman - Allied Domecq PLC
Tel: 011 44 117 978 5753

Andrew Saunders - Taylor Rafferty
Tel: 212 889 4350

-more -







24 April 2003


                   ALLIED DOMECQ DELIVERS STRONG BRAND GROWTH

Allied Domecq announces its interim results for the six months ended 28 February 2003.

FINANCIAL HIGHLIGHTS

                                                                     Growth at
                                                         Reported     constant
                                           As reported     growth     exchange
                                   2003           2002          %            %
-Turnover                     GBP1,794m      GBP1,704m          5           13
-Trading profit                 GBP319m        GBP313m          2            7
-Profit before tax              GBP256m        GBP251m          2            9
-Normalised earnings per share    17.4p          17.2p          1            9
-Dividend                          5.3p           4.9p          8            8
-Marketing investment behind    GBP228m        GBP204m         12           18
 Spirits & Wine
-Spirits & Wine volumes           35.8m          30.8m         16           16
 (9L cases)
-Net cash flow from operating   GBP318m        GBP267m         19           19
 activities


Profits and normalised earnings are stated before goodwill and exceptional items unless otherwise stated. The pre-tax benefit of the Mexican excise rebate for the six months to 28 February 2003 was GBP28m and has been treated as an exceptional item. Cash flow from operating activities excludes the pre-tax benefit of the Mexican excise rebate (2003: GBP24m; 2002: GBP115m).


OPERATIONAL HIGHLIGHTS

-Significant brand growth from increased participation in key growing categories including vodka, rum, cream liqueurs and premium wine
-Seven of eight existing core brands recorded increases in net turnover, with Tia Maria and Sauza recording increases in net turnover of 34% and 32% respectively
-Malibu performing ahead of expectations
-Innovation behind the core brands supporting growth
-Premium wines capitalising upon existing global distribution network and on target to meet investment returns
-Continued strong performance from QSR driven by growth in same store sales and contribution from new stores
-Excellent cash generation

Philip Bowman, Chief Executive, commenting on the results and outlook said,

"This was an excellent performance delivering brand growth at the high end of our expectations. Strong trading in the US, Asia Pacific and Latin America has enabled us to absorb the negative impact of those items we announced at our AGM in February, namely increased pension costs, foreign exchange translation and the changed buying patterns of wholesalers in Spain.

"The robust strength in the trading performance reflects the strategic choices and investment made in the past three years. The brand portfolio is now better oriented towards more rapidly growing categories such as vodka, rum, cream liqueurs and premium wine. Our brand growth has been driven by our continued commitment to enhance our marketing capabilities including cutting edge innovation.

"Our acquisition strategy over the last three years has greatly enhanced the growth profile of the business through acquisition and partnerships. The integration of Jinro Ballantines in South Korea, Stolichnaya in the US and our premium wine business has helped to grow organic volumes by 4%. Malibu is now fully integrated and performing well ahead of expectations.

"There are significant challenges confronting all businesses operating in today's uncertain environment. However, while there are uncertainties, we believe we are on track to meet current market expectations."

FURTHER FINANCIAL HIGHLIGHTS

Comparative information here and in the Operating and Financial Review is based on constant exchange rates.

Total growth in Spirits & Wine         Strong organic growth in Spirits & Wine
  -  Volumes up 16%                      -  Volumes up 4%
  -  Net turnover up 15%                 -  Net turnover up 6%
  -  Marketing spend up 18%              -  Marketing spend up 10%
  -  Net brand contribution up 13%       -  Net brand contribution up 5%
  -  Trading profit up 6%                -  Trading profit down 6%

Driven by organic growth               Good organic performance in premium wine
in core brands                           -  Volumes up 5%
  -  Volumes up 9%                       -  Net turnover up 7%
  -  Net turnover up 10%                 -  Marketing spend up 6%
  -  Marketing spend up 7%               -  Trading profit up 12%
  -  Net brand contribution up 7%

Profit growth in Quick Service Restaurants
  -  System-wide sales up 7%
  -  Trading profit up 14%
  -  Distribution points up 4%


Improving cash generation
-Cash flow from operating activities up 19% to GBP318m (excluding excise rebate) -Free cash flow improved by GBP62m to GBP91m (excluding excise rebate)
-Trade working capital as a % of net turnover improved by two percentage points -Pre-tax cash benefit of Mexican excise rebate of GBP24m

For further information:

Internet:

Corporate information can be downloaded from the website at www.allieddomecq.com.

An interview with Philip Bowman in video/audio and text will be available from
07.00 on 24 April 2003 at www.allieddomecq.com and at www.cantos.com.

Presentation material:

The results presentation will be available on the corporate website from 09.00 (UK time) on Thursday 24 April 2003.

Presentation webcast/audio broadcast:

A live webcast of the presentation to analysts will be available on the investor relations section of the corporate website at 09.30 (UK time) on Thursday 24 April. A recording of the webcast will be available from around 14.00 (UK time).

A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:

UK/Europe:    0800 073 1341/+44 1452 569 394
US/Canada:    +1 866 434 1098


An audio recording of the presentation will be available from 19.00 (UK time) on 24 April until 1 May 2003. Call the following numbers to listen to the recording:
UK/Europe:    0845 245 5205/+44 1452 550 000            Passcode: 971534#
US/Canada:    +1 866 247 4222                           Passcode: 971534#


Conference call:

A conference call will be held for analysts and investors at 16.00 (UK time) on Thursday 24 April. The call can be accessed by dialling:
UK/Europe:    0800 559 3282/+44 20 7984 7582
US/Canada:    +1 913 981 5574


A recording of the conference call will be available from 19.00 (UK time) on 24 April until 1 May 2003. Call the following numbers to listen to the recording:
UK/Europe:    0800 559 3271/+44 20 7784 1024            Passcode: 643655#
US/Canada:    +1 719 457 0820                           Passcode: 643655#


Photography:

Original high resolution photographs prepared for the interim results are available to the media free of charge at www.newscast.co.uk +44 20 7608 1000.


Investor enquiries:
Graham Hetherington, Chief Financial Officer           +44 (0) 20 7009 3910

Peter Durman, Director of Investor Relations           +44 (0) 7771 974817


Media enquiries:
Stephen Whitehead, Director of Corporate Affairs       +44 (0) 7880 783532
                                                       +44 (0) 20 7009 3927
Anthony Cardew, CardewChancery                         +44 (0) 20 7930 0777

Cautionary statement regarding forward-looking information:

Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes

Comparative information is based on constant exchange rates. Net turnover is turnover excluding excise duty. Profit and normalised earnings are stated before goodwill and exceptional items, which include the benefit of the Mexican excise rebate. Organic growth comparisons exclude the contribution of acquisitions until they have been incorporated in the business for one full calendar year from the date of acquisition. Volumes are quoted in nine litre cases unless otherwise specified.

OPERATING AND FINANCIAL REVIEW

Organic growth of our core spirits brands and strong performances from premium wines and QSR were the highlights of the first six months of this financial year. This resulted in double-digit trading profit growth from the North America, Latin America and Asia Pacific regions.

We are progressively shifting the culture of the business towards being a consumer-focused, marketing-led organisation. Our objective is to be more responsive to markets and consumers, to share best practice globally and to embrace initiatives that improve profitable brand growth. Allied Domecq has delivered core brand and earnings growth over the last seven half years through implementation of this strategy.

We continue to focus on three key areas in order to build a platform for future sustainable growth:
-Further aggressive management of our existing asset base particularly through increased and more targeted marketing;
-Consumer-led innovation; and
-Enhancing the growth profile of our portfolio through the successful integration of our recent acquisitions in both spirits and wine.

Targeted, consumer-led marketing: The success of our brands depends on our ability to effectively engage our target consumers through great marketing. During the last year, this has included major new campaigns such as the launch of Ballantine's "Go play" last Summer which has created a solid base to grow consumption of the brand. We launched "Unleash it" in the US during the period, the latest major marketing campaign for Kahlua which uses a wide range of media from television and cinema to outdoor and radio. We also launched a new campaign for Sauza under the tag-line "Get lost" which will be rolled out further this Summer. In addition to these high profile campaigns, we have focused on improving our marketing effectiveness and the in-market execution of our core brand strategies.

Innovation: Our innovation programme is designed to enhance the growth profile of the portfolio and has continued with the launch of Wet by Beefeater in the US this Spring. The launch of Tia Lusso last Summer has exceeded our expectations, achieving good distribution and helping to grow volumes of the Tia Maria brand by 32%. Over the past two years, we have also launched a range of ready-to-drink products across a number of our markets. During the period, we saw excellent growth in Spirit by Terry in Mexico and Canadian Club ready-to-drink extensions in Australia.

Value from integrating recent acquisitions: The growth profile of our spirits portfolio has been improved through the acquisition of key brands in growing categories and increasing our exposure to growing markets. Malibu, a leading international spirits brand, has been integrated across the business and is delivering strong market share gains. Our wine business was enhanced last year through the addition of Bodegas y Bebidas and Mumm Cuvee Napa. The premium wine business has delivered growth in all its key markets. We continue to benefit from the addition of Stolichnaya in the US and the Jinro Ballantines joint venture in Korea.

Summary

Reported turnover was up 5% to GBP1,794m and trading profit up 2% to GBP319m.

At constant exchange rates, turnover was up 13% in the period and trading profit increased by 7%. Organic trading profit decreased by 3% to GBP287m. Normalised profit before tax grew by 9% to GBP256m.

We have delivered these results through the growth of Spirits & Wine gross margin and the continued improved performance of our Quick Service Restaurants business. At the same time, we have increased advertising and promotion for Spirits & Wine by 18% (10% for organic businesses) and absorbed a GBP20m increase in pension costs. We have also absorbed the impact of changing buying patterns by wholesalers in Spain at a pre-tax cost of GBP20m.

At constant exchange rates, we have grown earnings with a 9% improvement in normalised earnings per share to 17.4 pence per share. The contribution from businesses acquired during last fiscal year was 0.7 pence per share.

The directors have declared an interim dividend of 5.3 pence per share, an increase of 8%.

Outlook

There are significant challenges confronting all businesses operating in today's uncertain environment. However, while there are uncertainties, we believe we are on track to meet current market expectations.

SPIRITS & WINE

                                          Total                  Organic
                                       2003   Growth          2003     Growth
                                     -------  ------        -------    -------
-Volume (9L cases)                     35.8m    16%           32.0m       4%
-Net turnover                      GBP1,307m    15%       GBP1,207m       6%
-Advertising and promotion           GBP228m    18%         GBP212m      10%
-Trading profit                      GBP289m     6%         GBP257m     (6)%


We have grown our Spirits & Wine business through organic growth and acquisition. Total Spirits & Wine volumes and net turnover increased by 16% and 15% respectively.

Before acquisitions, gross profit increased by GBP42m driven by increased volumes and mix. This has funded increased advertising and promotion (GBP19m) and investment in improving our sales capabilities. Organic overheads have increased by GBP38m and are driven primarily by higher pension costs (GBP20m); a step change in sales force size particularly in the on-trade and investment in new systems. Acquired businesses increased gross profit by GBP54m, advertising and promotion investment by GBP16m and overheads by GBP6m.

Brand review

We have continued to invest strongly behind our brands with organic advertising and promotion spend up 10% - ahead of net turnover in the first half - in order to build the consumer franchise behind our core and local market leader brands and invest behind new product launches. The main drivers for this increase are the marketing campaigns for Tia Lusso across Europe, Kuemmerling in Germany and Stolichnaya in the US. Our marketing spend behind acquired brands caused total marketing spend to increase by 18%.

We manage our Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands. Brand performance is reviewed below under these groups.

Core brands: The volumes of our core brands, excluding Malibu, grew by 9% and net turnover grew 10%, reflecting good growth across nearly all the brands. Advertising and promotion behind the core brands was up 7% resulting in net brand contribution also up 7%. We acquired Malibu in May 2002 and the brand is now fully integrated as one of our core brands. The brand has performed well in its core markets with market share growth in Spain, UK and US.

Ballantine's has achieved market share growth across its key markets in Europe and Asia Pacific following our continued investment in the "Go play" campaign. Beefeater has continued to show market share growth in Spain and the US. Despite these gains, Ballantine's and Beefeater have recorded declines in overall shipment volumes as a result of changing buying patterns by wholesalers in Spain. Outside Spain, Ballantine's volumes grew by 11% and net turnover by 12% and Beefeater grew volumes by 4% and net turnover by 9%.

Spirits & Wine volume and net turnover growth

                                         Volume      Volume      Net turnover
                                        million      growth            growth
                                          cases           %                 %
                                       --------     --------          --------
Core brands
  Ballantine's                             2.8           (2)                2
  Beefeater                                1.0           (5)               (3)
  Canadian Club                            1.2           20                10
  Courvoisier                              0.6           16                15
  Kahlua                                   1.6            5                 7
  Maker's Mark                             0.3           16                16
  Sauza                                    1.2           39                32
  Tia Maria                                0.5           32                34
Organic core brands                        9.2            9                10
  Malibu                                   1.2            -                 -

Local market leaders                       6.5           (4)               (2)

Organic premium wine                       5.6            5                 7
  Premium wine acquisitions                2.6            -                 -

Other Spirits & Wine brands
  Other wine                               3.0           19                 9
  Other spirits                            7.7            1                 9
Other Spirits & Wine Total                10.7            5                 9
                                       --------     --------          --------
Total (including acquisitions)            35.8           16                15
                                       --------     --------          --------
Organic (excluding acquisitions)          32.0            4                 6
                                       --------     --------          --------



Canadian Club has maintained the strong momentum established towards the end of last year with volumes up 20% and net turnover up 10% driven by a focus on its key states in the US and by growth in ready-to-drink extensions in Australia. Excluding the ready-to-drink extensions, the Canadian Club mother brand grew volumes by 8% and net turnover by 9%. Continued consumer demand in the US and UK has supported strong growth in volumes and net turnover for Courvoisier.

Kahlua has benefited from a focus on its core US states and from growth in Asia Pacific, Latin America and Duty Free. This is an encouraging performance but we recognise that this is compared against a slower trading period last year and we have more to do to revitalise the sustainable growth of the brand. The growth of Maker's Mark has continued with a 16% increase in volumes driven by good brand PR and advertising. Sauza volumes grew 39%, supported by increased supplies of the raw material, agave, and by benefiting from our investment in improved tequila production. The successful launch of Tia Lusso, a new light cream liqueur, has helped to drive volume and net turnover growth of the Tia Maria brand by 32% and 34% respectively.

Local market leaders:

- The local market leader brands benefited from good growth in Stolichnaya and Hiram Walker liqueurs in the US with volumes up 10% and 30% respectively. Imperial in South Korea has grown well with volumes up 14%. The combined impact of a decline in Whisky DYC volumes and slower shipments of Centenario because of changing buying patterns by wholesalers in Spain has caused overall local market leader brand volumes to decline by 4% and net turnover to fall by 2%, with net brand contribution down 6%. Outside Spain, the local market leader brand volumes grew by 4% and net turnover by 2%. The performance of Mexican brandies has become more stable with the decline in volumes reduced to 2% compared with a 17% decline in the same period last year.

Premium wine:

- Our premium wine business benefited from the acquisition of Bodegas y Bebidas in December 2001 and Mumm Cuvee Napa in May 2002. Before the impact of acquisitions, our wine business grew volumes by 5% and net turnover by 7%. A full review of the wine business is provided in the regional review on page 12.

Other Spirits & Wine brands: The volumes for the rest of the Spirits & Wine portfolio grew by 5% while net turnover increased by 9%, growing net brand contribution by 13%.

Market review

The performance of our business is reviewed below.

Europe

                                   Organic growth          Total growth
-Volumes (9L cases)                          (8)%                  (2)%
-Net turnover                                (3)%                    5%
-Advertising and promotion                    26%                   35%
-Trading profit                             (51)%                 (35)%


Reported net turnover grew 5% to GBP385m while trading profit declined by 35% to GBP50m. On an organic basis, trading profit was down 51% reflecting advertising and promotion up 26%, and net turnover down 3%. The slower performance in Europe is a result of changing buying patterns by wholesalers in Spain as they reduced inventories, slower economies in some key markets and increased marketing investment. Outside Spain, our European volumes grew 11% and net turnover grew 18%. The additional marketing investment is principally behind Kuemmerling, the "Go play" campaign for Ballantine's and the launch of Tia Lusso.

Our business in Spain continued to increase its volume share of the total spirits market, which continues to grow - albeit at a slower rate than previously. Overall consumer demand for spirits grew at 3% in the year to 31 January 2003. However, the change in buying patterns by Spanish wholesalers has led to a decrease in shipment volumes of 24%. Over the same period, the overall whisky category grew by 2% and Ballantine's grew share supported by the successful "Go play" campaign. Centenario has further reinforced its leadership of the brandy category with gains in market share. Advertising and promotion was increased in Spain particularly behind Ballantine's and the successful launch of Tia Lusso.

In spite of slower economies in a number of European markets, Ballantine's performed well with volumes up 9% in Germany and up 6% in both France and Italy. Over the past year, Ballantine's has grown its volume share of the European standard whisky category by 0.6 percentage points to 11.4% and consolidated its position as the number two whisky in Europe.

The UK business had a good Christmas with strong performances for Teacher's, Courvoisier and Tia Maria. Over the period, Teacher's grew volumes by 4% and gained share. Courvoisier grew volumes 10% and maintained its position as the number one selling cognac brand in the UK. The Tia Maria brand benefited from the successful launch of Tia Lusso.


North America

                                   Organic growth          Total growth
-Volumes (9L cases)                            8%                   14%
-Net turnover                                 12%                   19%
-Advertising and promotion                   (9)%                  (2)%
-Trading profit                               31%                   47%


Reported net turnover grew 19% to GBP333m while trading profit grew 47% to GBP100m, driven primarily by the contribution from volume improvements and acquisitions. On an organic basis, net turnover grew 12% on volumes up 8% leading to an increase in trading profit of 31%. Organic advertising and promotion spend is down 9% while we realign advertising agencies on the Stolichnaya and Malibu accounts.

During the period, we launched the new advertising campaign, "Unleash it" for Kahlua. The campaign, which covers media, on-premise and retail marketing, is still at an early stage of roll-out. Kahlua volumes grew 1% and net turnover was up 7%, driven by positive mix benefit from growth in the core brand and a decline in the ready-to-drink formats. Beefeater grew share of the declining imported gin category; volumes were up 10% and net turnover up 14%. A premium brand extension for Beefeater, Wet by Beefeater, was launched to the on-trade in Florida in December and in New York in March. Sauza has benefited from an increase in supply of agave to grow volumes 20% and has increased market share strongly as a result. Maker's Mark grew both volumes and net turnover by 19%, thereby taking greater market share. The consumption trends for Courvoisier have remained strong which has helped to grow volumes by 21%. Canadian Club also saw improving market share trends and grew volumes 8%. The North American business also benefited from the performance of Malibu, which has continued to outpace the category and competition.

The North American business has continued to demonstrate performance improvement as a result of the positive actions that we took last year. We have implemented the new organisational structure, which is allocating increased resource closer to the market - particularly directed at brand building in the on-trade channel and improving our market share in the Control States. This is supporting a better understanding of customers and consumers and further strengthening our relationships with distributors. Our objective is to work closely with our US distributors through a programme where we are their 'partner of choice'. We are focused on developing long-term partnerships, which are sustainable and mutually beneficial.

During the period, we have chosen not to take any action in relation to our plans to reduce the inventories held by US distributors as a result of the potential threat to global supply chains posed by military conflict. We are resuming this initiative in the second half and we anticipate an impact on trading profit of around GBP10m to conclude this project this year. During the last fiscal year, this planned destock had an adverse trading profit impact of GBP19m, GBP8m of which was incurred in the first half of the year.


Latin America

                                   Organic growth          Total growth
-Volumes (9L cases)                           16%                   17%
-Net turnover                                 12%                   13%
-Advertising and promotion                   (7)%                  (6)%
-Trading profit                               36%                   39%


Despite challenging trading conditions in many economies across the region, reported net turnover was up 13% to GBP178m and trading profit was up 39% to GBP46m (excluding the Mexican excise rebate). Improving agave supply and our recent investment in research and development to improve yields has resulted in reduced tequila production costs and, together with a successful series of promotions, has helped to grow Sauza volumes in the region by 52%. Organic advertising and promotion for the region decreased by 7% after a 27% increase during last year. The Mexican brandies have shown signs of stabilising after some years of decline. Volumes and net turnover of the Mexican brandies both declined by only 2% as a result of better targeted advertising and promotion. The region also benefited from the success of our ready-to-drink portfolio, which contributed to the overall volume growth - driven by Spirit by Terry and Caribe Cooler, a wine cooler. This performance has allowed us to consolidate our position as category leaders.

During the first half of calendar 2002, the Argentine peso suffered a material devaluation. For the purposes of constant exchange rate performance reporting, last year's results have been held as they were reported in pounds sterling. If last year's results had been restated at this year's post-devaluation exchange rates, they would have increased by GBP1.5m and the growth in regional total trading profit would be 33%.

During the period, the pre-tax profit of the Mexican excise rebate following the Mexican Supreme Court ruling was GBP28m. This has been treated as an exceptional item. The current estimate of excise duty rebate and related interest and inflation to be received during the year to August 2003 is approximately GBP40m. It is anticipated that this will be the final payment of a pre-tax total of around GBP300m received over the last three fiscal years.

Asia Pacific

                                   Organic growth          Total growth
-Volumes (9L cases)                           15%                   17%
-Net turnover                                  9%                   10%
-Advertising and promotion                     -                     1%
-Trading profit                               32%                   36%

The business has continued to perform very strongly with net turnover growing 10% to GBP135m and trading profit growing 36% to GBP42m. On an organic basis, we have achieved strong growth of 9% in net turnover and 32% in trading profit. The profit growth is a reflection of good performances across the region, particularly in South Korea. Organic advertising and promotion was flat following a 57% increase in marketing investment last year, principally behind Imperial and the range of aged Ballantine's whiskies (17-, 21- and 30-year old). Across the region, Ballantine's grew volumes by 31%.

Our South Korean business, Jinro Ballantines, continues to show strong growth and has increased market share by 2.1 percentage points over the last year. Imperial and Ballantine's have both grown well in South Korea with volumes up 14% and 37% respectively. Imperial has continued to grow share, up 3.5 percentage points since last year, and is the clear leader in premium whisky and the largest volume whisky brand in Korea. We launched a brand extension, Ballantine's Masters, in December 2001 which has achieved a 12.6% share of the deluxe premium whisky segment.

Fundador continues to perform well in the Philippines with volumes up 5% and net turnover growth of 6%, helped particularly by Fundador Solera. Our business in Australia has benefited from the success of Canadian Club ready-to-drinks including CC Club and CC Cola.

Premium Wine

                                   Organic growth          Total growth
-Volumes (9L cases)                            5%                   54%
-Net turnover                                  7%                   31%
-Advertising and promotion                     6%                   25%
-Trading profit                               12%                   38%

Our premium wine business is firmly on track with reported net turnover up 31% to GBP233m and trading profit up 38% to GBP47m. On an organic basis, trading profit grew 12% to GBP38m with volumes and net turnover up 5% and 7% respectively. We are on track to achieve our targeted post-tax returns on investment: 7.5% by August 2005 and 10% by August 2007.

We have seen a broad base of growth across our wine operations. Organic net turnover in the US grew by 5%. Our focus core wine brands, which represent 87% of the US wine gross profit, achieved volume growth of 11% and net turnover growth of 12%. Our most important brand, Clos du Bois has made strong progress in a highly competitive pricing environment. Grape oversupply and increased competition has caused discounting in the US wine industry but our objective has been to maintain our price points wherever possible. Montana, which we market in the US under the name Brancott, has benefited from switching to our distribution in the US with sales doubling in the US market. Mumm and Perrier Jouet champagnes have also experienced strong growth in the US with volumes up 31%.

Our UK wine business has performed well in an environment where discounting has become common. Montana in the UK has held volumes and turnover and the sales of Mumm champagne have doubled in the period. During the period, Bodegas y Bebidas switched to our own distribution, which will provide a solid platform for future growth. Our Argentinian brand, Graffigna, has grown very well in the UK with volumes increasing three-fold.

Montana has a 50% share of the New Zealand market by value. The volumes of Montana's premium wine in New Zealand are up 21% while its super premium and sparkling categories are both up 16%. A new sparkling wine brand, Lindauer Fraise, is performing well since its launch.

Our Spanish wine business has been enhanced by the acquisition of Bodegas y Bebidas in December 2001. Our existing Bodegas Domecq business, which includes Marques de Arienzo, has been integrated with Bodegas y Bebidas. Marques de Arienzo has continued to perform well with volumes up 13% and net turnover up 14%. Bodegas y Bebidas has continued its shift towards premium wines in order to improve the mix profile of the Spanish business.

Our champagne business worldwide has grown both volumes and net turnover by 20% with particularly strong performances in the UK, US, Italy and France.

Duty Free

Our Duty Free operations have shown robust organic growth against the same period last year which had been affected by a slowdown in global travel post 11 September 2001. The Ballantine's aged portfolio in Asia Pacific has consolidated its leadership position in super premium scotch with further market share gains. The recent additions to our portfolio, Malibu, premium wines and champagnes, have performed very well and are benefiting from our increased brand building in this channel and the launch of Tia Lusso has also been well received by the trade and consumers alike. The combined impact of the Iraq War and the SARS health warnings has been affecting air travel and we have plans to mitigate against any short-term slowdown.

QUICK SERVICE RESTAURANTS

-Trading profit up 14% to GBP25m
-System-wide sales growth of 7%
-Distribution points up 4%
-Number of combination stores up 26%

The strong profit growth in our Quick Service Restaurants business has been driven by growth in same store sales and the contribution from new stores.

Dunkin' Donuts delivered a 9% growth in system-wide sales driven by a 4% increase in US same store sales and a 4% increase in distribution points. Its same store sales growth has continued to outpace the overall QSR industry. During February and March, Dunkin' Donuts ran a new marketing campaign "Who brought the donuts?", which is designed to drive sales of boxes containing six or twelve donuts. In addition, Dunkin' Donuts has continued its successful innovation programme with new offerings such as caramel iced coffee, lemonade coolatta and an expanded rollout of its new scones offerings.

Baskin-Robbins achieved a 1% growth in system-wide sales and a 4% increase in distribution points. Same store sales for Baskin-Robbins declined by 7% because of poorer weather and a strong comparative performance in the same period last year. Togo's has increased the number of distribution points by 7%. Togo's are currently trialing a new toasted sandwich format in a quarter of its stores and is also exploring the use of low fat sandwiches and salads.

Our strategy of multi-branded combination stores continues to be a driver of growth in new store openings, with a 26% increase in the number of combination stores to almost 900. This strategy is based on our brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choices for consumers.

BRITANNIA SOFT DRINKS

The Group's share of Britannia's profits for the period was GBP5m (2002: GBP3m).

TAXATION

The normalised tax rate has decreased from 25% to an anticipated 24% for the current year, as we continue to manage our tax liabilities.

GOODWILL AND EXCEPTIONAL ITEMS

Goodwill amortisation totalled GBP20m (2002: GBP18m), the increase being primarily due to the acquisition of Bodegas y Bebidas.

The exceptional items of GBP32m reflect the benefit of the Mexican excise rebate: pre-tax GBP28m (2002: GBP115m); post-tax GBP18m (2002: GBP74m). It also includes the release of provisions of GBP4m relating to the write-down of distillery assets associated with the closure of the Dumbarton distillery.

CASH FLOW AND BORROWINGS

Net cash flow from operating activities was GBP342m (2002: GBP382m) and free cash inflow increased to GBP114m (2002: GBP95m). Excluding the cash from the Mexican excise rebate (net of tax) of GBP23m (2002: GBP66m), free cash flow increased by GBP62m. This is partly due to a continued focus on working capital which has resulted in a reduction in trade working capital as a percentage of annualised net turnover from 63% to 61%.

Net debt decreased by GBP13m during the period from GBP2,578m to GBP2,565m which includes an adverse currency translation impact on our borrowings of GBP64m largely as a result of the strengthening Euro.

At 28 February 2003, EV gearing (net debt as percentage of market capitalisation plus net debt) was 44%, compared with 35% at 28 February 2002. Interest cover based on EBITDA was six times and cover based on EBIT was five times.

FOREIGN EXCHANGE

It is our policy not to hedge the impact of foreign exchange movements on the translation of our overseas earnings. As a result, our prior year profits at current exchange rates are reduced by GBP16m, primarily as a result of the weakening US dollar and Mexican peso. We anticipate, based on current forward exchange rates, that the full year restatement will be approximately GBP20m. In addition, the current year earnings are being adversely affected by the increased exposure to the translation of US dollar earnings and a reduced exposure to the translation of Euro earnings, with the net result of a further adverse impact on the current year earnings of GBP5m. Foreign exchange impacts arising from the transaction costs of the net currency flows are substantially hedged forward for up to 18 months. As a result, there is no transaction impact on the profit for the current year.

PENSIONS

In line with other companies, market and demographic dynamics over recent years have increased the cost of providing pensions and other post-retirement benefits. We account for these costs under SSAP 24 and have absorbed an increase of GBP20m in the current period. As we indicated in February, the year on year impact of these increases in the full year to August 2003 is expected to be around GBP45m.

We also provide information on post-retirement benefits through FRS 17 disclosures. At 28 February 2003, the post-tax deficit under this accounting standard was GBP545m compared with GBP336m at 31 August 2002 reflecting further deterioration in equity markets and a reduction in benchmark bond yields.

The UK pension funds represent the majority of pension obligations and full assessments of the UK funds are undertaken every three years. These assessments are currently underway and will be completed by the year end. The results will be reflected in the full year accounts.

In 2002, we contributed GBP20m of cash to post-retirement benefits and contributions have continued at this rate during the first half of 2003. Future cash contributions for the UK funds will be agreed as part of the triennial review. However, an additional GBP10m has already been committed which would bring the total cash contribution in 2003 to at least GBP30m.

CONSTANT EXCHANGE RATE REPORTING

The following tables provide a reconciliation between the 2002 reported interim results and those shown at constant exchange rates in the Operating and Financial Review.

                                     2002                         2003
                                                                        Growth
                      Reported     Foreign     At 2003    Reported     at 2003
                          2002    Exchange    Exchange        2003    exchange
GROUP                     GBPm        GBPm        GBPm        GBPm           %
-----------------       --------    --------    --------    --------    --------
Turnover                 1,704        (117)      1,587       1,794          13
=================       ========    ========    ========    ========    ========
Trading profit             313         (16)        297         319           7
Finance charges            (62)          -         (62)        (63)
----------------        --------    --------    --------    --------    --------
Profit before tax          251         (16)        235         256           9
Taxation                   (63)          4         (59)        (61)
Minority interests          (8)          -          (8)         (8)
----------------        --------    --------   ---------    --------    --------
Earnings                   180         (12)        168         187          11
================        ========    ========   =========    ========    ========
Weighted average         1,049                   1,049       1,076
number of ordinary
shares (millions)

Earnings per share        17.2                    16.0        17.4           9
(pence)


                                      2002                        2003
                                                                        Growth
                      Reported     Foreign     At 2003    Reported     at 2003
                          2002    Exchange    Exchange        2003    exchange
SPIRITS & WINE            GBPm        GBPm        GBPm        GBPm           %
-----------------       --------    --------    --------    --------    --------
Turnover                 1,571        (105)      1,466       1,667          14
Duty                      (353)         23        (330)       (360)          9
-----------------       --------    --------    --------    --------    --------
Net turnover             1,218         (82)      1,136       1,307          15
Profit before tax          204         (11)        193         228          18
----------------        --------    --------   ---------    --------    --------


The foreign exchange adjustment restates prior year profits and sales at current year average exchange rates. Where this would distort the reporting of underlying performance following a material devaluation or under conditions of hyperinflation, profits and sales are not restated and retain their original value as reported in pounds sterling.

Geographical Analysis - Group trading profit

In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 2 to the accounts.

The premium wine business has been presented separately within the regional analysis. The effect of the transfer of the wine businesses from the geographical regions to premium wine and the shift of management responsibility for Duty Free from Europe to "Others" is shown in the market transfers column. "Others" includes Global Operations (including profit from the sale of bulk whisky), stand-alone duty free operations and central costs not allocated to marketing regions. The profit decline in "Others" reflects increased pension costs (GBP20m) and our share of the loss arising from the sales of Stolichnaya Citrona and Sauza Diablo through the joint venture with Miller Brewing in the US.


                                         2002                          2003                2003
                                                                      Total               Organic

                                                                              Growth              Growth
                                  Market    Foreign     At 2003              at 2003             at 2003
             Reported 2002     transfers   exchange    exchange    2003     exchange   2003     exchange
                      GBPm          GBPm       GBPm        GBPm    GBPm            %   GBPm            %
                    -------      -------     -------     -------  ------     -------  ------     -------
Europe                  94          (20)          3          77      50         (35)     38         (51)
North America           95          (17)        (10)         68     100          47      89          31
Latin America           43           (1)         (9)         33      46          39      45          36
Asia Pacific            45          (14)          -          31      42          36      41          32
Premium wine             -           35          (1)         34      47          38      38          12
Others                   9           17           3          29       4         (86)      6         (79)
                     -------      -------     -------     -------  ------     -------  ------     -------
Spirits & Wine         286            -         (14)        272     289           6     257          (6)
                     -------      -------     -------     -------  ------     -------  ------     -------
QSR                     24            -          (2)         22      25          14      25          14
                     -------      -------     -------     -------  ------     -------  ------     -------
Britannia                3            -           -           3       5          67       5          67
                     -------      -------     -------     -------  ------     -------  ------     -------
    TOTAL              313            -         (16)        297     319           7     287          (3)
                     -------      -------     -------     -------  ------     -------  ------     -------



Group profit and loss account

Six months to 28 February 2003


                                                      Six months to 28 February 2003
                                                         Before
   Year to                                             goodwill       Goodwill                 Six months
 31 August                                                  and            and             to 28 February
      2002                                          exceptional    exceptional                       2002
     Total                                                items          items     Total            Total
      GBPm                                  Note           GBPm           GBPm      GBPm             GBPm
    -------                                              -------           ----   -------          -------
     3,334        Turnover                     2          1,794              -     1,794            1,704
    -------                                              -------           ----   -------          -------
                  Operating costs
       (38)         - goodwill amortisation                   -            (20)      (20)             (18)
       213          - Mexican excise rebate                   -             28        28              115
    (2,823)         - other                              (1,480)             4    (1,476)          (1,409)
    -------                                              -------           ----   -------          -------
       686        Operating profit from                     314             12       326              392
                  continuing activities
        15        Share of profits of                         5              -         5                5
                  associated undertakings
    -------                                              -------           ----     -----         --------
       701        Trading profit               2            319             12       331              397
      (130)       Finance charges                           (63)             -       (63)             (62)
    -------                                              -------           ----     -----         --------
       571    *   Profit on ordinary                        256             12       268              335  *
                  activities before taxation
      (166)       Taxation                     5            (61)           (10)      (71)            (100)
    -------                                              -------           ----     -----         --------
       405        Profit on ordinary                        195              2       197              235
                  activities after taxation
       (13)       Minority interests -                       (8)             -        (8)              (8)
                  equity and non-equity
    -------                                              -------           ----     -----         --------
       392        Profit earned for ordinary   4            187              2       189              227
                  shareholders for the period
      (141)       Ordinary dividends           6                                     (57)             (53)
    -------                                              -------           ----     -----         --------
       251        Retained profit                                                    132              174
    -------                                              -------           ----     -----         --------
                  Earnings per ordinary share:
      36.8p           - basic                  4                                    17.6p            21.6p
      36.7p           - diluted                4                                    17.5p            21.6p
      32.6p           - normalised             4           17.4p                                     17.2p


The above figures comprise the unaudited results for the six months to 28 February 2003 and 28 February 2002 and the audited results for the year to 31 August 2002 all of which relate to continuing operations.

* For the year to 31 August 2002 and the six months to 28 February 2002, profit on ordinary activities before taxation, excluding goodwill and exceptional items, was GBP480m and GBP251m respectively.


Group balance sheet

At 28 February 2003


 31 August                                          28 February    28 February
      2002                                                 2003           2002
      GBPm                                  Note           GBPm           GBPm
    -------                                              -------        -------
             Fixed assets
     1,316   Intangible assets                            1,296            775
       877   Tangible assets                                919            844
       126   Investments and loans                          163            118
        71   Associated undertakings                         69             76
    -------                                              -------        -------
     2,390   Total fixed assets                           2,447          1,813
    -------                                              -------        -------
             Current assets
     1,302   Stocks                                       1,388          1,320
       736   Debtors due within one year                    729            724
       332   Debtors due after more than                    324            334
             one year
       169   Cash at bank and in hand         10            161            185
    -------                                              -------        -------
     2,539   Total current assets                         2,602          2,563
    -------                                              -------        -------
             Creditors (due within one year)
      (971)  Short term borrowings            10           (988)        (1,332)
       (88)  Dividends                                      (57)           (53)
      (934)  Other creditors                             (1,009)          (913)
    -------                                              -------        -------
    (1,993)  Total current liabilities                   (2,054)        (2,298)
    -------                                              -------        -------
       546   Net current assets                             548            265
    -------                                              -------        -------
     2,936   Total assets less current                    2,995          2,078
             liabilities
             Creditors (due after more than
             one year)
    (1,776)  Loan capital                     10         (1,738)        (1,178)
       (90)  Other creditors                                (48)           (54)
    -------                                              -------        -------
    (1,866)  Total creditors due after more              (1,786)        (1,232)
             than one year
    -------                                              -------        -------
      (284)  Provisions for liabilities and                (300)          (276)
             charges
    -------                                              -------        -------
       786   Net assets                                     909            570
    -------                                              -------        -------
             Capital and reserves
       277   Called up share capital                        277            267
       165   Share premium account                          165             26
      (823)  Merger reserve                                (823)          (823)
     1,087   Profit and loss account                      1,222          1,025
    -------                                              -------        -------
       706   Shareholders' funds - equity      7            841            495
        80   Minority interests - equity                     68             75
             and non-equity
    -------                                              -------        -------
       786                                                  909            570
    -------                                              -------        -------



Group cash flow information
Six months to 28 February 2003


   Year to                                                  Six months to         Six months to
 31 August        Reconciliation of operating profit          28 February           28 February
      2002        to net cash inflow from operating                  2003                  2002
      GBPm        activities                                         GBPm                  GBPm
    -------                                                       --------              --------
       686        Operating profit                                    326                   392
        38        Goodwill amortisation                                20                    18
        64        Exceptional operating costs                           3                    13
        75        Depreciation                                         38                    33
       (94)       Increase in stocks                                  (62)                  (79)
       (22)       Decrease/(increase) in debtors                       19                    15
        71        Increase/(decrease) in creditors                     16                    (2)
       (36)       Expenditure against provisions for                  (12)                  (15)
                  reorganisation and restructuring costs
       (22)       Other items                                          (6)                    7
    -------                                                       --------              --------
       760    *   Net cash inflow from operating activities           342  *                382  *
    -------                                                       --------              --------



* Net cash inflow from operating activities above includes the benefit of the Mexican excise rebate which for the six months to 28 February 2003 is GBP24m (2002: GBP115m).


   Year to                                                    Six months to         Six months to
 31 August                                                      28 February           28 February
      2002                                                             2003                  2002
      GBPm   Group cash flow statement                                 GBPm                  GBPm
    -------                                                           ------                ------
       760   Net cash inflow from operating activities                  342                   382
        11   Dividends received from associated                           7                     2
             undertakings
      (133)  Returns on investments and servicing of        8           (74)                  (64)
             finance
      (178)  Taxation paid                                  8           (21)                  (96)
      (712)  Capital expenditure and financial investment   8           (90)                  (63)
      (586)  Acquisitions and disposals                     8             -                  (555)
      (133)  Equity dividends paid                                      (87)                  (80)
    -------                                                           ------                ------
      (971)  Cash inflow/(outflow) before use of liquid                  77                  (474)
             resources and financing
       (21)  Management of liquid resources                              27                   (21)
       798   Financing                                      8           (18)                   98
    -------                                                           ------                ------
      (194)  Increase/(decrease) in cash in the period     10            86                  (397)
    -------                                                           ------                ------
             Reconciliation of net cash flow to movement
             in net debt
    -------                                                          -------               -------
      (194)  Increase/(decrease) in cash in the period                   86                  (397)
        21   (Decrease)/increase in liquid resources                    (27)                   21
      (649)  Decrease/(increase) in loan capital                         18                   (98)
    -------                                                          -------               -------
      (822)  Movement in net debt resulting from cash flows              77                  (474)
        98   Exchange adjustments                                       (64)                    3
    -------                                                          -------               -------
      (724)  Movement in net debt during the period                      13                  (471)
    (1,854)  Opening net debt                                        (2,578)               (1,854)
    -------                                                          -------               -------
    (2,578)  Closing net debt                              10        (2,565)               (2,325)
    -------                                                          -------               -------


Notes to the accounts


1. Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2002 Annual Report and Accounts. The 2002 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP).

The periods to 28 February 2003 and 28 February 2002 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

The figures for the year to 31 August 2002 are extracted from the Group's full statutory financial statements which have been reported on by the Group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

These interim financial statements were approved by the Board on 23 April 2003.


2. Activity analysis


 Year to 31 August 2002                 Six months to 28 February 2003    Six months to 28 February 2002

                Trading                                       Trading                           Trading
  Turnover       profit *                 Turnover             profit *     Turnover             profit *
      GBPm         GBPm                       GBPm               GBPm           GBPm               GBPm
     -----          ---                      -----                ---          -----                ---
     3,018          516   Spirits & Wine     1,667                289          1,571                286
       316           78   QSR                  127                 25            133                 24
         -           16   Britannia              -                  5              -                  3
     -----          ---                      -----                ---          -----                ---
     3,334          610                      1,794                319          1,704                313
     -----          ---                      -----                ---          -----                ---



* Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2003 is a profit of GBP12m (2002: profit GBP84m) and relates wholly to Spirits & Wine activities for both periods.


3. Geographical analysis

  Year to 31 August 2002                  Six months to 28 February 2003    Six months to 28 February 2002

                Trading                                         Trading                           Trading
  Turnover       profit * By country of     Turnover             profit *     Turnover             profit *
      GBPm         GBPm   destination           GBPm               GBPm           GBPm               GBPm
     -----          ---                        -----                ---          -----                ---
     1,213          209   Europe                 716                 84            630                105
     1,599          311   Americas               792                181            818                158
       522           90   Rest of World          286                 54            256                 50
     -----          ---                        -----                ---          -----                ---
     3,334          610                        1,794                319          1,704                313
     -----          ---                        -----                ---          -----                ---



* Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2003 relate to Europe (loss - GBP6m) (2002: loss - GBP22m), Americas (profit - GBP27m) (2002: profit - GBP115m) and Rest of World (loss - GBP9m) (2002: loss - GBP9m).



 Year to 31 August 2002                         Six months to 28 February 2003    Six months to 28 February 2002


                Trading                                              Trading                           Trading
  Turnover       profit * By country of            Turnover           profit *       Turnover           profit *
      GBPm         GBPm   operation                    GBPm             GBPm             GBPm             GBPm
     ------         ---                               ------             ---            -----              ---
     1,892          252   Europe                      1,113              126              992              138
     1,836          312   Americas                      947              159              936              151
       419           46   Rest of World                 223               34              206               24
     ------         ---                               ------             ---            -----              ---
     4,147          610                               2,283              319            2,134              313
      (813)           -   Turnover with                (489)               -             (430)               -
                          Group companies
     ------         ---                               ------             ---            -----              ---
     3,334          610                               1,794              319            1,704              313
     ------         ---                               ------             ---            -----              ---



* Trading profit above is before goodwill and exceptional items which for the six months to 28 February 2003 relate to Europe (loss - GBP6m) (2002: loss - GBP22m), Americas (profit - GBP27m) (2002: profit - GBP115m) and Rest of World (loss - GBP9m) (2002: loss - GBP9m).


4. Reconciliation to normalised earnings


   Year to                                         Six months to    Six months to
 31 August                                           28 February      28 February
      2002                                                  2003             2002
      GBPm                                                  GBPm             GBPm
     ------                                                ------           ------
       392   Earnings as reported                            189              227
       (81)  Adjustments for exceptional items               (21)             (64)
             net of tax
        36   Adjustments for goodwill                         19               17
             amortisation net of tax
     ------                                                ------           ------
       347   Normalised earnings                             187              180
     ------                                                ------           ------

  Millions                                              Millions         Millions
     1,087   Weighted average ordinary shares in           1,107            1,068
             issue during the period
       (21)  Weighted average ordinary shares                (31)             (19)
             owned by the Allied Domecq employee
             trusts*
     ------                                                ------           ------
     1,066   Weighted average ordinary shares              1,076            1,049
             used in earnings per share
             calculation
     ------                                                ------           ------
      32.6p  Normalised earnings per ordinary share         17.4p            17.2p
     ------                                                ------           ------


* Includes American Depositary Shares representing underlying ordinary shares.

Basic earnings per share of 17.6p (2002: 21.6p) has been calculated on earnings of GBP189m (2002: GBP227m) divided by the average number of shares of 1,076m (2002: 1,049m).

Diluted earnings per share of 17.5p (2002: 21.6p) has been calculated on earnings of GBP189m (2002: GBP227m) and, after including the effect of all dilutive potential ordinary shares, the average number of shares of 1,077m (2002: 1,050m).

5. Taxation

The GBP71m (2002: GBP100m) total taxation charge for the six months to 28 February 2003 comprises UK taxation of GBP4m (2002: credit - GBP1m), overseas taxation of GBP65m (2002: GBP99m) and taxation on the profits of associated undertakings of GBP2m (2002: GBP2m).

Deferred tax assets of GBP49m at 31 August 2002 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

6. Ordinary dividends

The Board has declared an interim dividend of 5.3p per ordinary share (2002:
4.9p) payable on 25 July 2003. Dividends on American Depositary Shares are payable on 1 August 2003.

7. Reconciliation of movements in shareholders' funds

   Year to                                      Six months to    Six months to
 31 August                                        28 February      28 February
      2002                                               2003             2002
      GBPm                                               GBPm             GBPm
      -----                                               ----             ----
       392   Profit earned for ordinary                   189              227
             shareholders in the period
       (23)  Currency translation differences              (2)             (17)
             on foreign currency net investments
       (12)  Deferred taxation - origination                5               (3)
             and reversal of timing differences
      -----                                               ----             ----
       357   Total recognised gains and losses            192              207
             in the period
      (141)  Ordinary dividends                           (57)             (53)
       149   Ordinary share capital issued                  -                -
             (net of costs)
      -----                                               ----             ----
       365   Net movement in shareholders' funds          135              154
       341   Shareholders' funds at the                   706              341
             beginning of the period
      -----                                               ----             ----
       706   Shareholders' funds at the end of            841              495
             the period
      -----                                               ----             ----


8. Detailed analysis of gross cash flows

   Year to                                      Six months to    Six months to
 31 August                                        28 February      28 February
      2002                                               2003             2002
      GBPm                                               GBPm             GBPm
      -----                                               ----            -----
             Returns on investments and
             servicing of finance
         8   Interest received                              7                2
      (137)  Interest paid                                (62)             (63)
        (4)  Dividends paid to minority                   (19)              (3)
             shareholders
      -----                                               ----            -----
      (133)                                               (74)             (64)
      -----                                               ----            -----
             Taxation paid
        (1)  UK taxation                                    -              (10)
      (177)  Overseas taxation                            (21)             (86)
      -----                                               ----            -----
      (178)                                               (21)             (96)
      -----                                               ----            -----
             Capital expenditure and financial
             investment
      (133)  Purchase of tangible fixed assets            (58)             (53)
        17   Sale of tangible fixed assets                  5                4
      (556)  Purchase of intangible fixed assets            -                -
       (13)  Purchase of trade investments                 (2)              (6)
         7   Disposal of trade investments                  6                -
       (34)  Purchase of ordinary share                   (41)              (8)
             capital for employee trusts *
      -----                                               ----            -----
      (712)                                               (90)             (63)
      -----                                               ----            -----
             Acquisitions and disposals
      (550)  Purchase of subsidiary undertakings            -             (519)
       (36)  Borrowings acquired with                       -              (36)
             subsidiary undertakings
      -----                                               ----            -----
      (586)                                                 -             (555)
      -----                                               ----            -----
             Financing
       149   Issue of ordinary share capital                -                -
       622   Bonds issued during the period                 -                -
        27   (Decrease)/increase in other                 (18)              98
             borrowings
      -----                                               ----            -----
       798                                                (18)              98
      -----                                               ----            -----


* Includes American Depositary Shares representing underlying ordinary shares.


9. Reconciliation of net cash inflow from operating activities to free cash flow


   Year to                                Six months to       Six months to
 31 August                                  28 February         28 February
      2002                                         2003                2002
      GBPm                                         GBPm                GBPm
      -----                                         ----                ----
       760     Net cash inflow from                 342                 382
               operating activities
      (116)    Capital expenditure net              (53)                (49)
               of sale of tangible assets
        11     Dividends received from                7                   2
               associated undertakings
      -----                                         ----                ----
       655     Operating cash net of                296                 335
               fixed assets
      (178)    Taxation paid                        (21)                (96)
      (129)    Net interest paid                    (55)                (61)
               Dividends paid
      (133)        - ordinary shareholders          (87)                (80)
        (4)        - minorities                     (19)                 (3)
      -----                                         ----                ----
       211  *  Free cash flow                       114  *               95
      -----                                         ----                ----


* Free cash flow above includes the post tax benefit of the Mexican excise rebate which for the six months to 28 February 2003 is GBP23m (2002: GBP66m).


10. Net debt

                                          Other
                          Cash at    borrowings    Other loans    Loan capital          Six months to
                         bank and    due within     due within       due after    28 February    28 February
                          in hand      one year       one year        one year           2003           2002
                             GBPm          GBPm           GBPm            GBPm           GBPm           GBPm
                              ----         -----          -----         -------        -------        -------
At the beginning of the       169          (843)          (128)         (1,776)        (2,578)        (1,854)
period
Increase/(decrease) in         21            65              -               -             86           (397)
cash
(Decrease)/increase in        (27)            -              -               -            (27)            21
liquid resources
(Increase)/decrease in          -             -            (54)             72             18            (98)
loan capital and other
loans
Exchange adjustments           (2)           (8)           (20)            (34)           (64)             3
                              ----         -----          -----         -------        -------        -------
At the end of the period      161          (786)          (202)         (1,738)        (2,565)        (2,325)
                              ----         -----          -----         -------        -------        -------



11. Financial calendar


Ex dividend date for interim dividend                        25 June 2003
Record date for interim dividend                             27 June 2003
Interim dividend payable - ordinary shares                   25 July 2003
Interim dividend payable - American Depositary Shares        1 August 2003
Final results announced (provisional)                        21 October 2003
Report and Accounts issued                                   November 2003


Independent review report by KPMG Audit Plc to Allied Domecq PLC


Introduction

We have been engaged by the Company to review the financial information set out on pages 17 to 24 for the six months ended 28 February 2003 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2003.

KPMG Audit Plc
Chartered Accountants
London
23 April 2003

US GAAP reconciliation

The following statements provide a reconciliation between profit earned for ordinary shareholders under UK GAAP and net income under US GAAP and a reconciliation between shareholders' equity under UK GAAP and shareholders' equity under US GAAP.

   Year to                                      Six months to    Six months to
 31 August                                        28 February      28 February
      2002                                               2003             2002
      GBPm                                               GBPm             GBPm
      -----                                              -----            -----
       392   Profit earned for ordinary                   189              227
             shareholders in accordance with UK GAAP
             Adjustments to conform with US GAAP:
         -   Brands                                         -                -
        38   Goodwill                                      21               19
        (4)  Other intangible assets                       (2)              (2)
       (66)  Stock                                        (11)             (45)
         4   Restructuring costs                           (7)              (2)
        28   Pension costs and other                        8                6
             post - retirement benefits
         -   Share compensation                             8                -
        90   Derivative instruments                       (27)             (15)
       (54)  Mexican excise rebate                        (30)             (51)
        (9)  Franchise income                              (4)               -
        (1)  Other                                         (2)               1
       (12)  Deferred taxation                             16               26
         -   Minority share of above                        -                -
             adjustments
      -----                                              -----            -----
       406   Net income in accordance with US             159              164
             GAAP
      -----                                              -----            -----
             Other comprehensive income:
      (203)  Minimum pension liability                   (174)             (39)
      (130)  Currency translation differences              47              (20)
      -----                                              -----            -----
        73   Comprehensive income in                       32              105
             accordance with US GAAP
      -----                                              -----            -----
             Net earnings per ordinary share:
      38.1p  Basic                                       14.8p            15.6p
      38.0p  Diluted                                     14.8p            15.6p
      -----                                              -----            -----


   Year to                                      Six months to    Six months to
 31 August                                        28 February      28 February
      2002                                               2003             2002
      GBPm                                               GBPm             GBPm
     ------                                             ------           ------
       706   Shareholders' funds as reported              841              495
             in the Group balance sheet
             Adjustments to conform with US GAAP:
     1,410   Brands                                     1,408            1,388
       185   Goodwill                                     206              204
        24   Other intangible assets                       22               29
        57   Associated undertakings                       57               57
        45   Stocks                                        34               58
       (93)  Investments                                 (134)             (82)
         8   Restructuring costs                            1                2
      (555)  Pension and other post - retirement         (792)            (341)
             benefits
         1   Share compensation                             9                1
        88   Proposed dividends                            57               53
       (26)  Derivative instruments                        (3)             (24)
        40   Mexican excise rebate                         10               43
       (38)  Liabilities                                  (42)             (38)
        (9)  Franchise income                             (13)               -
         6   Other                                         10              (15)
      (308)  Deferred taxation                           (224)            (343)
         -   Minority share of above adjustments            -                -
     ------                                             ------           ------
     1,541   Shareholders' equity in                    1,447            1,487
             accordance with US GAAP
     ------                                             ------           ------



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 24, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary